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August 14, 2006	Alan L. Talesnick
303-894-6378
atalesnick@pattonboggs.com
VIA EDGAR AND OVERNIGHT COURIER
Mr. John Stickel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re:	Branded Media Corporation Registration Statement on Form 10-SB, filed July 20, 2006
Dear Mr. Stickel:
     On behalf of Branded Media Corporation (the “Company”), attached for filing is the Company’s Amendment No. 1 to Form 10-SB.
     As you are aware, the Company previously filed a Registration Statement on Form 10-SB on July 20, 2006. Subsequently, representatives of the Company and Messrs. Humphrey and Migone of the Staff participated in a telephone discussion in which the Staff requested additional information regarding how the Company valued the restricted stock issued for the interest in Touch of Grace Ltd. (“TOG Ltd.”). The Company valued the restricted stock issued for the interest in TOG Ltd. based on the valuation of the June 2006 issuance of units of secured convertible debentures and warrants (“Convertible Debentures”), which is the closest contemporaneous transaction for large purchases of securities from the Company. As discussed in that call, the conversion price for a convertible security is generally established at a premium of 25% to 40% above the current fair market value of the stock underlying the convertible security. The Company has attributed a 32.5% premium to this conversion price, which is in the middle of this range, because of the prospective nature of the Company’s stock
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Mr. John Stickel
August 14, 2006

price and its business. This portion of the valuation process would then result in the sale of the Convertible Debentures with a $.25 conversion price to attribute a fair value of $.1887 to the common stock underlying the Convertible Debentures. In addition, the valuation needs to account for the fact that the stock underlying the Convertible Debentures is subject to registration rights, and the stock issued for the interest in TOG Ltd. is restricted stock that is not subject to registration rights. The Company believes that illiquidity discounts for restricted stock are most often between 20% and 40%. Again, the prospective nature of the Company’s stock price and its business requires a discount in the middle or higher portions of this range. By using a 30% discount, which is in the middle of the range, the value determined by the Company is $.1320.
     Three copies of Amendment No. 1 to Form 10-SB, which have been marked to show the changes made from the Form 10-SB filed on July 20, 2006, is being provided supplementally for the Staff’s convenience. All responses have been provided to us by the Company.
     If you have any further questions, do not hesitate to contact Alan Talesnick at (303) 830-1776 or Donald C. Taylor at (212) 230-1941.

Very truly yours, PATTON BOGGS LLP
By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc:	Branded Media Corporation c/o Donald C. Taylor, President

Friedman LLP